Mail Stop 4561

November 2, 2006

Mr. Brett A. Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Real Estate Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 1-32185**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Properties, pages 25 to 27

1. We do not object to the separate presentation of operating data (e.g., details of occupancy rates, lease expirations and geographic diversification, etc.) for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. Please revise your presentation of operating data in future filings, as appropriate.

Non-GAAP Financial Measures, pages 39 to 40

2. We note your disclosure which appears to indicate that you believe that FFO is valuable as a liquidity measure in addition to being useful as a performance measure. If this is the case, please expand your disclosure to address Item 10 (e)(i)(A) and (B) of Regulation S-K as it relates to your use of FFO as a liquidity measure in addition to the disclosure that you provided for FFO as a performance measure. Additionally, if it is accurate that you use FFO as a liquidity measure, please remove FFO per share disclosures from your table on page 39.

Exhibits 31.1 and 31.2

3. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief